40-33

Davis FUNDS

Over 25 Years of Reliable Investing™

04040077

SEC MAIL PROCESSING RECEIVED AUG 19 2004 WASH. D.C. 185 SECTION

August 18, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Section 33 Civil Actions Filing
* Davis New York Venture Fund, Inc. ('33 File No. 2-29858, '40 File No. 811-1701)
Davis Series, Inc. ('33 File No. 2-57209, '40 File No. 811-2679)

Dear Sir or Madam:

In accordance with Section 33 of the Investment Company Act of 1940 enclosed for filing on behalf of the registrants listed above ("Registrants") is a copy of a complaint entitled :

James G. Lascaris & Teresa Belcher v. Davis Investments, LLC, et al. States District Court Southern District of New York, 04 CV 5335

Please acknowledge receipt of this filing by date-stamping and returning the enclosed copy of this cover letter in the postage paid envelope provided. If you have any questions, please contact the undersigned.

Sincerely,

Thomas Tays
Vice President and Secretary
Davis Funds

PROCESSED
AUG 23 2004 E
THOMSON FINANCIAL

UNITED STATES DISTRICT COURT
THE SOUTHERN DISTRICT OF NEW YORK

JAMES G. LASCARIS and TERESA BELCHER, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. DAVIS INVESTMENTS, LLC, DAVIS SELECTED ADVISERS, L.P., DAVIS SELECTED ADVISERS-NY, INC., CHRISTOPHER C. DAVIS, ANDREW A. DAVIS, WESLEY E. BASS, JR., MARC P. BLUM, JERRY D. GEIST, D. JAMES GUZY, G. BARNARD HAMILTON, ROBERT P. MORGENTHAU, THEODORE B. SMITH, JR., CHRISTIAN R. SONNE, MARSHA WILLIAMS, JEREMY H. BIGGS, WILLIAM P. BARR, FLOYD A. BROWN, JEROME E. HASS, KATHERINE L. MACWILLIAMS, JAMES A. MCMONAGLE, RICHARD O'BRIEN and JOHN DOES 1-100, Defendants, DAVIS NEW YORK VENTURE FUND, INC., DAVIS NEW YORK VENTURE FUND, DAVIS SERIES, INC., DAVIS OPPORTUNITY FUND, DAVIS FINANCIAL FUND, DAVIS APPRECIATION & INCOME FUND, DAVIS REAL ESTATE FUND, DAVIS GOVERNMENT BOND FUND, DAVIS GOVERNMENT MONEY MARKET FUND, SELECTED AMERICAN SHARES, INC., SELECTED AMERICAN SHARES, SELECTED SPECIAL SHARES, INC., SELECTED SPECIAL SHARES, SELECTED CAPITAL PRESERVATION TRUST, and SELECTED DAILY GOVERNMENT FUND (collectively, the "Davis/Selected Funds"), Nominal Defendants.	Civil Action No. 04 CV 5390 RELATED CASE AFFIRMATION **JURY TRIAL DEMANDED** FILED U.S. DISTRICT COURT 2004 JUL -8 PM 4:19 S.D. OF N.Y.

I, AARON BRODY, hereby affirm the following:

1. I am an attorney with the law firm of Stull, Stull & Brody, counsel for plaintiff in

the above-captioned action which asserts the dissemination of false and misleading financial information by the defendants to the investing public.

2. Upon information and belief, this action is related to the action captioned Stephen R. Alexander IRA v. Davis Investments, LLC, et al., U.S.D.C., S.D.N.Y., Civil Action No. 04-4186, which also asserts similar claims based upon the dissemination of false and misleading financial information by the defendants to the investing public.

3. Accordingly, it is respectfully submitted that this action should be assigned as a related case to the Honorable Miriam Goldman Cedarbaum.

Dated: July 8, 2004

Aaron Brody

Plaintiffs ("plaintiffs"), by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of investors in mutual funds belonging to the Davis Selected Advisers, L.P., which includes the Davis Funds and the Selected Funds (referred to collectively herein as the "Davis/Selected Funds") family of mutual funds (the "Davis/Selected Funds"), and derivatively on behalf of the Davis/Selected Funds, against the Davis/Selected Funds investment advisors, their corporate parents and the Davis/Selected Funds directors.

2. This complaint alleges that the Investment Advisor Defendants (as defined herein) drew upon the assets of the Davis/Selected Funds to pay brokers to aggressively push Davis/Selected Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, through payable from fund assets, are not disclosed to investors in the Davis/Selected Funds public filings or elsewhere.

3. Davis/Selected Funds investors were thus induced to purchase Davis/Selected Funds by brokers who received undisclosed payments from the Investment Advisor Defendants to push Davis/Selected Funds over other mutual funds and who therefore had an undisclosed

conflict of interest. Then, once invested in one or more of the Davis/Selected Funds, Davis/Selected Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Davis/Selected Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Davis/Selected Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Davis/Selected Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that, by increasing the Davis/Selected Funds assets, they were creating economies of scale that insured to the benefit of investors but, in truth and in fact, Davis/Selected Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Davis/Selected Funds were excessive during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Davis/Selected Funds to finance their ongoing marketing campaign. The Davis/Selected Funds Directors, who purported to be Davis/Selected Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made

untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the Davis/Selected Funds Directors breached their common law fiduciary duties to the Davis/Selected Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Davis/Selected Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the creation and utilization of improper revenue sharing agreements, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this

District. Defendant Davis Selected Advisers - NY, Inc. (hereinafter "Davis Advisers NY") was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff James G. Lascaris purchased during the Class Period and continues to own shares or units of the Davis New York Venture Fund and has been damaged by the conduct alleged herein.

12. Plaintiff Teresa Belcher purchased during the Class Period and continues to own shares or units of the Davis New York Venture Fund and has been damaged by the conduct alleged herein.

13. Defendant Davis Selected Advisers, L.P. (hereinafter "Davis Advisers") is a Colorado limited partnership registered as an investment advisory services to each of the Davis/Selected Funds, manages their business affairs and provides them with day-to-day administrative services. Davis Advisers' offices are located at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

14. Defendant Davis Advisers NY is a Delaware corporation registered as an investment adviser under the Investment Advisers Act and serves as the sub-adviser for each of the Davis/Selected Funds. Davis Advisers NY provides investment management and research services for the Davis/Selected Funds and other institutional clients, and is a wholly-owned

subsidiary of Davis Advisers. The offices of Davis Advisers NY are located at 609 Fifth Avenue, New York, New York 10017.

15. Defendant Davis Advisers and Davis Advisers NY are referred to collectively herein as the "Investment Adviser Defendants." Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the Davis/Selected Funds.

16. Defendant Davis Investments, LLC (hereinafter "Davis Investments"), a Delaware limited liability company, is the sole general partner of Davis Advisers. Davis Investments is controlled by its sole member, defendant Christopher C. Davis.

17. Defendant Davis Distributors, LLC ("Davis Distributors"), a subsidiary of Davis Selected Advisors, serves as the distributor or principal underwriter of the Davis/Selected Funds. Davis Distributor is located at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

18. Defendants Christopher C. Davis, Andrew A Davis, Marsha Williams ("Williams"), Wesley E. Bass, Jr. ("Bass"), Marc P. Blum ("Blum"), Jerry D. Geist ("Geist"), D. James Guzy ("Guzy), G. Bernard Hamilton ("Hamilton'), Robert P. Morgenthau ("Morgenthau"), Theodore B. Smith, Jr. ("Smith"), Christian R. Sonne ("Sonne"), and Jeremy H. Biggs ("Biggs") were Directors and Officers of the Davis Funds during the Class Period (collectively, the "Davis Director Defendants"). Defendants Christopher C. Davis, Andrew A. Davis, Williams, William P. Barr ("Barr"), Floyd A. Brown ("Brown"), Jerome E. Hass ("Hass"), Katherine L. MacWilliams ("MacWilliams"), James A. McMonagle ("McMonagle") and Richard O'Brien ("O'Brien") were Directors and Officers of the Selected Funds during the

Class Period (collectively, the "Selected Director Defendants"). The Davis Director Defendants and the Selected Director Defendants are collectively referred to herein as the "Director Defendants." For the purposes of their service as directors of the Davis/Selected Funds, the business address of each of the Director Defendants is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

19. During the Class Period, Christopher C. Davis was a Director of all of the Davis/Selected Funds and also acted as Chief Executive Officer, President or Vice President of each of the Davis/Selected Funds. Christopher C. Davis was also the Chairman and Chief Executive Officer of Davis Advisers and served as an executive officer with certain companies affiliated with Davis Advisers, including acting as the sole member of Davis Advisers' general partner, Davis Investments.

20. During the Class Period, Andrew A. Davis was a Director of all of the Davis/Selected Funds and also acted as President or Vice President of each of the Davis/Selected Funds. Andrew A. Davis was also the President of Davis Advisers and served as an executive officer of certain companies affiliated with Davis Advisers.

21. During the Class Period, Williams was a Director of all of the Davis/Selected Funds. For her services as a Director of the Davis/Selected Funds, Williams received compensation totaling $105,600 for the fiscal year ended December 31, 2003.

22. During the Class Period, Blum was a director of all of the Davis Funds. For his services as a Director, Blum received compensation totaling $62,000 for the fiscal year ended December 31, 2003.

23. During the Class Period, Geist was a Director of all of the Davis Funds. For his services as a Director, Geist received compensation totaling $62,000 for the fiscal year ended December 31, 2003.

24. During the Class Period, Guzy was a Director of all of the Davis Funds. For his services as a Director, Guzy received compensation totaling $62,000 for the fiscal year ended December 31, 2003.

25. During the Class Period, Hamilton was a Director of all of the Davis Funds. For his services as a Director, Hamilton received compensation totaling $62,000 for the fiscal year ended December 31, 2003.

26. During the Class Period, Morgenthau was a Director of all of the Davis Funds. For his services as a Director, Morgenthau received compensation totaling $57,400 for the fiscal year ended December 31, 2003.

27. During the Class Period, Smith was a Director of all of the Davis Funds. For his services as a Director, Smith received compensation totaling $62,000 for the fiscal year ended December 31, 2003.

28. During the Class Period, Sonne was a Director of all of the Davis Funds. For his services as a Director, Sonne received compensation totaling $62,000 for the fiscal year ended December 31, 2003.

29. During the Class Period, Biggs was a Director of all of the Davis Funds and also the Chairman of the Davis Funds Board of Directors. During the Class Period, Biggs was also employed as a consultant to Davis Advisers.

30. During the Class Period, Barr was a Director of all of the Selected Funds. For his services as a Director, Barr received compensation totaling $37,500 for the fiscal year ended December 31, 2003.

31. During the Class Period, Brown was a Director of all of the Selected Funds. For his services as a Director, Brown received compensation totaling $43,500 for the fiscal year ended December 31, 2003.

32. During the Class Period, Hass was a Director of all of the Selected Funds. For his services as a Director, Hass received compensation totaling $42,500 for the fiscal year ended December 31, 2003.

33. During the Class Period, MacWilliams was a Director of all of the Selected Funds. For her services as a Director, MacWilliams received compensation totaling $43,500 for the fiscal year ended December 31, 2003.

34. During the Class Period, McMonagle was a Director of all of the Selected Funds. For his services as a Director, McMonagle received compensation totaling $82,500 for the fiscal year ended December 31, 2003.

35. During the Class Period, O'Brien was a Director of all of the Selected Funds. For his services as a Director, O'Brien received compensation totaling $43,500 for the fiscal year ended December 31, 2003.

36. Defendants John Does 1-100 were Davis Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

37. Nominal defendants Davis New York Venture Fund, Inc. is an open-end management investment company incorporated in Maryland and registered under the Investment Company Act. Davis New York Venture Fund, Inc. issues multiple series, including nominal defendant the Davis New York Venture Fund, each of which represents an interest in the series' separate portfolio. The business address of Davis New York Venture Fund, Inc, is 2949 E. Elvira Road, Suite 101, Tucson, Arizona 85706.

38. Nominal defendant Davis Series, Inc, is an open-end diversified management investment company incorporated in Maryland and registered under the Investment Company Act. Davis Series, inc. is a series investment company that issues multiple series, each of which represents an interest in its separate portfolio. Davis Series, Inc., currently offers six series, including nominal defendants Davis Opportunity Fund, Davis Financial Fund, Davis Real Estate Fund, Davis Appreciation & Income Fund, Davis Government Bond Fund and Davis Government Money Market Fund. The business address of Davis Series, Inc. is 2949 E. Elvira Road, Suite 101, Tucson, Arizona 85706.

39. Nominal defendant Selected American Shares, Inc. and Selected Special Shares, Inc. are open-end, diversified management investment companies incorporated in Maryland and registered under the Investment Company Act, offering as series nominal defendants Selected American Shares and Selected Special Shares, respectively. The business address of Selected American Shares, Inc., and Selected Special Shares, Inc. is 2949 E. Elvira Road, Suite 101, Tucson, Arizona 85706.

40. Nominal defendant Selected Capital Preservation Trust is an open-end, diversified management investment company organized as a business trust under the laws of Ohio and

registered under the Investment Company Act, offering as a series nominal defendant the Selected Daily Government Fund. The business address of Selected Capital Preservation trust is 2949 E. Elvira Road, Suite 101, Tucson, Arizona 85706.

41. The entities named as nominal defendant in paragraphs 37-40 above are referred to collectively herein as the "Davis/Selected Funds." The Davis/Selected Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

42. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Davis/Selected Funds between June 3, 1999 and November 17, 2003, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

43. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Davis Distributors, Davis Investments and the

Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

44. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

45. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

46. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

d. whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Davis/Selected Funds; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

47. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Davis/Selected Funds Investors

48. The defendants' public filings state that the Boards of Directors for the Davis Funds and the Selected Funds are responsible for the management and supervision of the Davis/Selected Funds. In this regard, the Statement of Additional Information dated July 1, 2003 for funds offered by Davis Series, Inc., (the "Statement of Additional Information"), which includes the Davis New York Venture Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Davis/Selected Funds It states: "The Board of Directors supervises the business and management of the Davis Funds. The Board approves all significant agreements between the Davis Funds and those companies that furnish services of the Davis Funds."

49. Moreover, the Statement of Additional Information states, with respect to the duties of the Directors, as follows:

> The Adviser is responsible for the placement of portfolio transactions, ***subject to the supervision of the Board of Directors.***
>
> * * *

distribution of Davis Funds' shares; (ii) ***the allocation of Davis Funds' brokerage, including allocations to brokers affiliated with the Adviser and the use of "soft" commission dollars to pay Fund expenses and to pay for research and other similar services***; (iii) the Adviser's management of the relationships with the Davis Funds' third party providers, including custodian and transfer agents; (iv) the resources devoted to and the record of compliance with the Davis Funds' investment policies and restrictions and with policies on personal securities transactions; and (v) the nature, cost and character of non-investment management services provided by the Adviser and its affiliates. [Emphasis added.]

51. The Investment Company Institute ("ICI"), of which Franklin Investments is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.*** [Emphasis added.][1]

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end

52. In truth and in fact, the Davis/Selected Funds Boards of Directors, *i.e.*, the Director Defendants, were captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Davis/Selected Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Davis/Selected Funds assets. In many cases, key Davis/Selected Funds Directors, were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Davis/Selected Funds investors, but, rather, to the Investment Adviser Defendants, whom they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of Investment Adviser Defendant and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

53. To ensure that the Directors were complaint, the Investment Adviser Defendants often recruited key fund trustees from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, during the Class Period, defendant Christopher C. Davis was a Director of all of the Davis/Selected Funds and also acted as Chief Executive Officer, President or Vice President of each of the Davis/Selected Funds. Christopher C. Davis was also the Chairman and Chief Executive Officer of Davis Advisers, including acting as the sole member of Davis Advisers' general partner, Davis Investments. Additionally, during

---

funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

the Class Period, Andrew A. Davis was a Director of all of the Davis/Selected Funds and also acted as President or Vice President of each of the Davis/Selected Funds. Andrew A. Davis was also the President of Davis Advisers and served as an executive officer of certain companies affiliated with Davis Advisers.

54. In exchange for creating and managing the Davis/Selected Funds, including the Davis New York Venture Fund, the Investment Adviser Defendants charged the Davis/Selected Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Davis/Selected Funds assets were transferred through fees payable from Davis/Selected Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

55. As a result of these practices, the mutual fund industry was enormously profitable ***for Davis***. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too***

large it loses the ability to trade in and out of positions without hurting its investors. [...]

* * *

The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

56. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

57. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were

Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Davis/Selected Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Davis/Selected Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Davis/Selected Funds investors.

60. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the Davis/Selected Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Davis/Selected Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Davis/Selected Funds

61. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary

duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

62. The Investment Adviser Defendants' actions are not protected by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Davis/Selected Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to Davis/Selected Funds and directed brokerage business to firms that favored Davis/Selected Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Davis/Selected Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Davis/Selected Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of

loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

63. The excessive commissions did not fund any services that benefitted the Davis/Selected Funds shareholders. This practice materially harmed plaintiffs and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

64. Additionally, on information and belief, the defendants, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

65. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Davis Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.

> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complex paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. (emphasis added.)

66. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives - in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commissions' Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [. . .]

* * *

> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchaser of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

67. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products***, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits***, according to the SEC.
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Davis Funds . . .***
>
> * * *

> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared, said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. (emphasis added).

68. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing a "person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products.' The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangement between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether***

> ***funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. (emphasis added).

69. Recognizing that the Davis/Selected Funds payments of Soft Dollars and directed brokerage have created improper incentives for brokers to push their funds, the Davis/Selected Funds have purportedly discontinued such payments. In a January 2004 open letter to Davis Funds investors posted on the Davis Funds website, www.davisfunds.com/pdf/04covpgov.pdf, defendant Christopher C. Davis wrote the following:

> But we can still improve, and we are determined to use [the market timing and late trading[scandals as an opportunity to do so. For example, ***we have eliminated both the practice of using "soft dollars" and the consideration of fund sales in allocating commissions.*** While these practices are quite common in our industry and certainly within the rules, ***they can easily create a perverse incentive to increase turnover. At Davis, we believe high turnover and commissions are hidden costs*** and we have worked hard to reduce them every year.
>
> * * *
>
> [W]hile most intermediaries provide valuable services to shareholders including asset allocation, financial planning, and consolidated statements, ***the system by which they are compensated has become opaque and complex.***

70. Defendant Christopher C. Davis reiterated that Soft Dollar payments and directed brokerage can "easily create an incentive to increase turnover" in a nearly identical January 2004 open letter to Selected Funds investors posted on the Selected Funds website, www.selectedfunds.com/pdfs/SFChrisDavisCorp_GovLetter.pdf, announcing the Selected Funds' discontinuation of Soft Dollar payments and directed brokerage activity.

<u>The Prospectuses Were Materially False And Misleading</u>

71. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Davis/Selected Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

72. The Statement of Additional Information, dated July 1, 2003 for funds offered by Davis Series, Inc., referred to in certain of the Davis/Selected Funds Prospectuses and available to the investor upon request, states as follows with respect to Soft Dollars and revenue sharing:

> The Fund has adopted a policy of seeking to place portfolio transactions with brokers or dealers who will execute transactions as efficiently as possible and at the most favorable price. Subject to this policy, ***research services***, payment of bona fide fund expenses and placement of orders by securities firms for Fund shares may be taken into account as a factor in placement of portfolio transactions.
>
> * * *
>
> In selecting brokers, the Adviser may consider selecting those brokers that assist the Adviser in fulfilling its investment management responsibilities. In return for brokerage the Adviser receives published research reports from multiple sources and access to brokerage firms' research departments. Research received from brokerage firms is used to supplement the Adviser's internal research. While there are no formal procedures for allocation of brokerage, the Adviser follows the concepts of Section 28(e) of the Securities Exchange Act of 1934. Subject to the criteria of Section 28(e), the Adviser may pay a broker a brokerage commission in excess of that which another broker might have charged for effecting the same transactions, in recognition of the value of the brokerage and research services provided by or through the broker. [. . .]
>
> Research information received from brokers covers a wide range of topics, including the economic outlook, the political environment, demographic and social trends, and individual company and industry analysis. In accordance with certain brokerage

arrangements, brokers may furnish, for example, proprietary or third-party research reports, supplemental performance reports, statistical analysis, computer services used for research and portfolio analysis, and other valuable research information. In addition, the Adviser may receive certain brokerage and research products and services that provide both research and non-research ("mixed-use") benefits -- for example, computer services that are used for both portfolio analysis and account administration. In these instances only research portions are attributed to client brokerage commissions and the non-research portion will be paid in cash by the Adviser.

* * *

The Distributor may pay additional compensation from its own resources to securities dealers or financial institutions based on the value of shares of the Fund owned by the dealer or financial institution for its own account or for its customers. [Emphasis added.]

* * *

Under the [Rule 12b-1 Distribution] plans, the Adviser and the Distributor, in their sole discretion, from time to time, may use their own resources (***at no direct cost to the Fund***) to make payments to brokers, dealers or other financial institutions for distribution and administrative services they perform. ***The Adviser may use its profits from the advisory fee it receives from the Fund***. In their sole discretion, the Distributor and the Adviser may increase or decrease the amount of payments they make from their own resources to plan recipients.

73. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiffs and other members of the Class:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Davis/Selected Funds, which was a form of marketing that was not disclosed in or authorized by the Davis/Selected Funds Rule 12b-1 Plan;

c. that the Davis/Selected Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Davis/Selected Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Davis/Selected Funds to new investors were not passed on to Davis/Selected Funds investors; on the contrary, as the Davis/Selected Funds grew, fees charged to Davis/Selected Funds investors were excessive;

f. that defendants improperly used Soft Dollars and excessive commissions paid from Davis/Selected Funds assets, to pay for overhead expenses, the cost of which should have been borne by Davis and not Davis/Selected Funds investors; and

g. that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Davis/Selected Funds.

COUNT I

Against the Investment Adviser Defendants
For Violations Of Section 34(b) Of The
Investment Company Act On Behalf Of The Class

74. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

75. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Davis/Selected Funds.

76. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payment to firms that favored Davis/Selected Funds, which was a form of marketing that was not disclosed in or authorized by the Davis/Selected Funds Rule 12b-1 Plan;

c. that the Davis/Selected Funds Rule 12b-1 were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Davis/Selected Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Davis/Selected Funds to new investors were not passed on to Davis/Selected Funds investors; on the contrary, as the Davis/Selected Funds grew, fees charged to Davis/Selected Funds investors were excessive;

f. that defendants improperly used Soft Dollars and excessive commissions, paid from Davis/Selected Funds assets, to pay for overhead expenses the cost of which should have been borne by Davis and not Davis/Selected Funds investors; and

g. that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Davis/Selected Funds.

77. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

78. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Davis/Selected Funds investors have incurred damages.

79. Plaintiffs and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Davis/Selected Funds themselves.

80. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against Davis Distributors And The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Davis/Selected Funds

81. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

82. This Count is brought by the Class (as Davis/Selected Funds securities holders) on behalf of the Davis/Selected Funds against Davis Distributors and the Investment Adviser Defendants for breaches of Davis Distributors and the Investment Adviser Defendants' fiduciary duties as defined by Section 36(b) of the Investment Company Act.

83. Davis Distributors and the Investment Adviser Defendants each had a fiduciary duty to the Davis/Selected Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to Davis Distributors and the Investment Adviser Defendants.

84. Davis Distributors and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Davis/Selected Funds purported Rule 12b-1 marketing

fees, and by drawing on the Davis/Selected Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1

85. By reason of the conduct described above, Davis Distributors and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

86. As a direct, proximate and foreseeable result of Davis Distributors' and the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their respective roles as underwriter and investment advisers to Davis/Selected Funds investors, the Davis/Selected Funds and the Class have incurred millions of dollars in damages.

87. Plaintiffs, in this Count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Davis/Selected Funds by Davis Distributors and the Investment Adviser Defendants.

COUNT III

Against Davis Investments And The Director Defendants (As Control Persons of The Investment Adviser Defendants), And The Investment Adviser Defendants (As Control Persons of Davis Distributors) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Davis/Selected Funds

88. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

89. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Davis Investments and the Director Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the

misconduct complained of herein are the collective actions of Davis Investments and the Director Defendants.

90. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Davis/Selected Funds as set forth herein.

91. Davis Investments and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Davis Investments and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

92. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Davis Investments and the Director Defendants are liable to plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

93. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused Davis Distributors to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

94. Davis Distributors is liable under Section 36(b) of the Investment Company Act to the Davis/Selected Funds as set forth herein.

95. The Investment Adviser Defendants were "control persons" of Davis Distributors and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over Davis Distributors, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause Davis Distributors to engage in the wrongful conduct complained of herein.

96. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiffs to the same extent as is Davis Distributors for its primary violations of Section 36(b) of the Investment Company Act.

97. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against Davis Investments, the Director Defendants and the Investment Adviser Defendants..

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Davis/Selected Funds

98. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

99. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

100. The Investment Adviser Defendants served as "investment advisers" to the Davis/Selected Funds and other members of the Class pursuant to the Investment Advisers Act.

101. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Davis/Selected Funds in a manner in accordance with the

federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

102. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Davis/Selected Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Davis/Selected Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Davis/Selected Funds by charging and collecting fees from the Davis/Selected Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Davis/Selected Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Davis/Selected Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Davis/Selected Funds.

103. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants because of their position of authority and control over the Davis/Selected Funds were able to and did control the fees charged to and collected from the Davis/Selected Funds and otherwise control the operations of the Davis/Selected Funds.

104. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truth information with respect to the Davis/Selected Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Davis/Selected

Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Davis/Selected Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Davis/Selected Funds and Davis/Selected Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Davis/Selected Funds for excessive and improper commission payments to brokers.

105. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Davis/Selected Funds, the Davis/Selected Funds were damaged.

106. The Davis/Selected Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

107. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

108. As investment advisers to the Davis/Selected Funds, the Investment Adviser Defendants were fiduciaries to the plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

109. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to plaintiffs and the Class.

110. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

111. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

112. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

113. As Davis/Selected Funds Directors, the Director Defendants had a fiduciary duty to the Davis/Selected Funds and Davis/Selected Funds investors to supervise and monitor the Investment Adviser Defendants.

114. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Davis/Selected Funds and Davis/Selected Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Davis/Selected Funds for excessive and improper commission payments to brokers.

115. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

116. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

117. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

118. At all times herein, the broker dealers that sold Davis/Selected Funds had fiduciary duties of loyalty to their clients, including plaintiffs and other members of the Class.

119. The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

120. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Davis/Selected Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiffs and the other members of the Class.

121. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

122. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

123. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiffs and the Class have suffered damages.

124. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying plaintiffs as the Class representatives and plaintiffs' counsel as Class counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Davis/Selected Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Davis/Selected Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: July 8, 2004

Respectfully submitted,

STULL, STULL & BRODY

By______________________

Jules Brody (JB-9151)
Aaron Brody (AB-5850)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiffs

ORIGINAL

Doc #2

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---X

JAMES G. LASCARIS & TERESA BELCHER,

Plaintiffs,

vs.

DAVIS INVESTMENTS, LLC, et al.,
(See attached Rider A for a complete listing of all named defendants & nominal defendants),

Defendants.

---X

04 CV 5885

CASE NO.

PURSUANT TO RULE 7.1 OF THE FEDERAL RULES OF CIVIL PROCEDURE, THE UNDERSIGNED COUNSEL FOR PLAINTIFFs JAMES G. LASCARIS & TERESA BELCHER CERTIFIES THAT THE SAID PARTY IS NON-GOVERNMENTAL AND NOT A CORPORATE PARTY.

DATE: July 8, 2004

SIGNATURE OF ATTORNEY

FILED
U.S. DISTRICT COURT
2004 JUL -8 PM 4:19
S.D. OF N.Y.

RULE 7.1 STATEMENT